UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-41401

Prenetics Global Limited

11401 Granite St. Charlotte, NC 28273 USA	Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

EXPLANATORY NOTE

On October 15, 2024 - Prenetics Global Limited (“Company”) issued a press release announcing that Tencent Holding Limited has made a strategic US$30 million investment in Insighta. A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
99.1	Press release dated October 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: October 15, 2024